Exhibit 99.2

AGREEMENT

This Agreement dated February 21, 2019 (this “Agreement”) is entered into by Energy Focus, Inc., a Delaware corporation (the “Company”), on the one hand, and Gina Huang (“Ms. Huang”), Brilliant Start Enterprise, Inc., an entity formed under the laws of the British Virgin Islands (“Brilliant Start”), Jag International, Ltd., an entity formed under the laws of the British Virgin Islands (“Jag”), Jiangang Luo (“Mr. Luo”), Cleantech Global Ltd., an entity formed under the laws of the British Virgin Islands (“Cleantech”), James Tu (“Mr. Tu”), 5 Elements Global Fund L.P., a Delaware limited partnership (“Global Fund”), Communal International, Ltd., an entity formed under the laws of the British Virgin Islands (“Communal”), Yeh-Mei Hui Cheng (“Ms. Cheng”), and 5 Elements Energy Efficiency Limited, an entity formed under the laws of the British Virgin Islands (“Energy Efficiency” and, together with Ms. Huang, Brilliant Start, Jag, Mr. Luo, Cleantech, Mr. Tu, Global Fund, Communal and Ms. Cheng, the “Investor Group” and each is an “Investor”), on the other hand.

WHEREAS, the Investor Group filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on November 30, 2018 (the “Schedule 13D”) regarding, among other things, their mutual interest in and intention to seek a representation on the Company’s board of directors (the “Board”); and

WHEREAS, the Company and the Investor Group have reached an agreement with respect to the appointment to the Board of director candidates proposed by the Investor Group and certain other matters;

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Representations and Warranties of the Company. The Company represents and warrants to the Investor Group that this Agreement has been duly authorized, executed and delivered by the Company, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

2.	Representations and Warranties of the Investor Group. Each Investor represents and warrants to the Company that this Agreement has been duly authorized, executed and delivered by such Investor, and is a valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms. As of the date of this Agreement, the Investor Group, together with the Affiliates and Associates that are controlled by the Investor Group or any Investor (collectively, the “Investor Group Affiliates”), beneficially owns 2,126,848 shares of the Company’s common stock (“Shares”) and has voting authority over such Shares.

3.	Board Nomination and Other Company Matters.

a.	Effective as of the execution of this Agreement, in accordance with the Company’s Bylaws and Delaware law, the Board shall have caused the size of the Board to be increased to seven (7) members and appointed each of Geraldine McManus and Jennifer Y. Cheng (collectively, the “Nominees” and each, a “Nominee”) as a director for a term expiring at the 2019 annual meeting of the Company’s stockholders (the “2019 Annual Meeting”) or her earlier resignation, death or removal in accordance with the Company’s Bylaws. As a condition to the appointment of each Nominee, each Nominee completed and executed the Company’s Director Nominee Questionnaire, and has agreed to comply with all applicable fiduciary duties, policies, codes of conduct, confidentiality obligations and codes of ethics applicable to all of the Company’s directors, including the Company’s Corporate Governance Guidelines, Code of Business Conduct and Ethics, Insider Trading Policy and Board of Directors Summary Confidentiality and Disclosure Policy, to provide the information regarding herself that is required to be disclosed for candidates for directors and directors in a proxy statement under the U.S. federal securities laws and/or applicable NASDAQ rules and regulations, and to provide such other customary information as reasonably requested by the Company.

b.	Each Nominee shall be compensated for her services as a director, shall receive the same benefits, and shall be reimbursed for her expenses on the same basis as all other non-employee directors of the Company and shall be eligible to be granted equity-based compensation on the same basis as all other non-employee directors of the Company. Each Nominee shall be entitled to the same rights of indemnification and directors’ and officers’ liability insurance coverage as the other non-employee directors of the Company as such rights may exist from time to time.

c.	If a Nominee resigns as a director or otherwise refuses to or is unable to serve as a director at any time prior to the date of the 2020 annual meeting of the Company’s stockholders (the “2020 Annual Meeting”), including as a result of death or disability, the Investor Group shall be entitled to designate a replacement director (the “Replacement Director”) who shall be independent of the Investor Group, would be considered an independent director of the Company under the listing rules of NASDAQ, meets the criteria set forth in the Corporate Governance Guidelines and as reasonably established by the Nominating and Corporate Governance Committee of the Board (the “NCGC”) from time to time, is reasonably acceptable to the Board as a replacement director and has a comparable amount of business experience as the Nominee the Replacement Director is replacing, although such experience need not be in the same industry or industries, provides the information required by Section 3(a) and is in equally good standing in all material respects, as the Nominee being replaced. For the avoidance of doubt, the Replacement Director shall thereafter be deemed a Nominee for purposes of this Agreement and be entitled to the same rights and subject to the same requirements under this Agreement applicable to the resigning Nominee prior to her resignation, and such person shall be appointed to the Board to serve the unexpired term, if any, of such Nominee.

d.	Effective as of the execution of this Agreement, the Board shall have appointed each of Geraldine McManus and Jennifer Cheng as a member of the NCGC. The NCGC will consist of four (4) members effective as of such appointment. Subject to compliance with the listing rules of Nasdaq, to the extent a Nominee (or any Replacement Director) shall serve on the Board pursuant to the terms of this Agreement, such Nominee (or Replacement Director) shall be entitled to serve on the NCGC, and the Board shall not increase the size of the NCGC to more than four (4) persons.

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e.	The NCGC shall recommend and the Board shall nominate each of the Nominees for election as a director at the 2019 Annual Meeting for a term expiring at the 2020 Annual Meeting, and the Board shall recommend that the Company’s stockholders vote in favor of the election the Nominees (along with all other Company nominees). The Company shall solicit proxies in favor of such election and otherwise support the Nominees for election in a manner no less favorable than the manner in which the Company supports other Company nominees for election as director.

f.	Until the 2020 Annual Meeting, the Company shall not increase the size of the Board in excess of seven (7) members, and shall not decrease the size of the Board if such decrease would require the resignation of either Nominee. Other than for vacancies filled pursuant to Section 3(c) or arising as a result of a breach of this Agreement by the Company, nothing in this Agreement shall prevent the Company from filling all vacancies in accordance with the Bylaws of the Company and the laws of the State of Delaware.

4.	Voting and Cooperation.

a.	Each Investor agrees that, during the Restricted Period (as defined below), it shall, and shall cause its applicable Investor Group Affiliate to, appear in person or by proxy at the 2019 Annual Meeting and to vote all Shares beneficially owned by such person and over which such person has voting power at the meeting in favor of each Company director nominee and each proposal recommended by the Board and against each Company director nominee and each proposal not recommended by the Board, as set forth in the Company’s definitive proxy statement to be filed in respect of the 2019 Annual Meeting.

b.	Each Investor agrees that, from the date of this Agreement until the earlier of (i) the date that is sixty (60) calendar days prior to the start of the Company’s advance notice period for the nomination of directors for election at the 2020 Annual Meeting under the Company’s Bylaws and (ii) the time the restrictions in this Section 4 terminate as provided herein (such period, as applicable, the “Restricted Period”), unless approved in advance by a majority of the Board, neither the Investor nor any Investor Group Affiliate will, directly or indirectly:

i.	(A) Other than through the actions of a Nominee acting in her capacity as a director of the Company or as a member of the NCGC which do not create a public disclosure obligation for the Company and are undertaken on a basis reasonably designed to be confidential, seek representation on the Board or nominate or recommend for nomination any person for election to the Board or engage, or in any way participate in any solicitation of proxies or consents in any election contest with respect to the Company’s directors; (B) seek to advise, encourage or influence any person or entity with respect to the voting of any Shares in any election or removal contest with respect to the Company’s directors, including any “withhold” or similar campaign or any presentation at any annual meeting or any special meeting of the Company’s stockholders; (C) initiate, propose or otherwise solicit stockholders of the Company for the approval of stockholder proposals in connection with the election or removal of directors of the Company; or (D) induce or attempt to induce any other person or entity to initiate any such stockholder proposal;

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ii.	form, join or in any way participate in any group with respect to any stockholder of the Company or any Shares in connection with any election or removal contest with respect to the Company’s directors;

iii.	deposit any Shares in any voting trust or subject any Shares to any arrangement or agreement with respect to the voting thereof other than this Agreement or any agreement solely among the members of the Investor Group in accordance with this Agreement;

iv.	seek, alone or in concert with others, to (A) call a meeting of the Company’s stockholders or solicit consents from stockholders; (B) effect the removal of any member of the Board; or (C) submit or make a stockholder proposal for or at any meeting of stockholders;

v.	demand an inspection of the Company’s stockholder lists or other books and records;

vi.	(A) acquire, offer or agree to acquire, or acquire rights to acquire (except by way of stock dividends or other distributions or offerings made available to holders of voting securities of the Company generally on a pro rata basis), directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a group, through swap or hedging transactions or otherwise, any voting securities of the Company or any voting rights decoupled from the underlying voting securities which would result in the Investor Group (together with any other person or group) owning, controlling or otherwise having any beneficial ownership interest in 20% or more of the then-outstanding Shares; or (B) knowingly sell, offer or agree to sell, all or substantially all, directly or indirectly, through swap or hedging transactions or otherwise, the Shares or any voting rights decoupled from the underlying voting securities held by the Investor Group to any third party which would result in such third party, together with its Representatives, having any beneficial ownership interest of 5% or more of the then-outstanding Shares; provided, however, that open market sales of securities through a broker by any of the Investors which are not actually known to any of the Investors to result in any transferee acquiring a beneficial ownership interest of 5% or more of the then-outstanding Shares shall not be included in this clause (B) or constitute a breach of this Section 4;

vii.	engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right, or other similar right (including any put or call option or “swap” transaction with respect to any security (other than a broad based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the securities of the Company;

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viii.	effect, seek to effect (including by entering into any discussions, negotiations, agreements or understandings whether or not legally enforceable with any person), offer or propose to effect, cause or participate in, in any way assist or facilitate any other person to effect or seek, or offer or propose to effect or participate in (A) any acquisition of 5% or more of any securities, or any material assets or businesses, of the Company or any of its subsidiaries; (B) any tender offer or exchange offer, merger, acquisition, share exchange or other business combination involving 5% or more of any of the voting securities or any of the material assets or businesses of the Company or any of its subsidiaries; (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction or material change with respect to the Company or any of its subsidiaries, any material portion of its or their businesses or its corporate structure; or (D) any modifications to the Company’s Certificate of Incorporation or Bylaws, the delisting of a class of securities of the Company from any stock exchange, or any action that would result in a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended ((A) through (D), collectively, an “Extraordinary Transaction”);

ix.	make any public disclosure regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement;

x.	take any action which would, or would reasonably be expected to, result in the Company having to make a public announcement;

xi.	institute, solicit, assist or join as a party to any litigation, arbitration, action, claim or other proceedings (collectively, “Proceedings”) against or involving the Company or any of its current or former directors or officers (including derivative actions), other than an action to enforce the provisions of this Agreement instituted in accordance with and subject to Section 11;

xii.	enter into any discussions, negotiations, agreements or understandings with any third party to take any action with respect to any of the foregoing, or advise, assist, knowingly encourage or seek to persuade any third party to take any action or make any statement with respect to any of the foregoing, or otherwise take or cause any action or make any statement inconsistent with the foregoing;

xiii.	enter into or maintain any arrangements of any kind with any directors or nominees for director of the Company other than this Agreement; or

xiv.	publicly request permission to do any of the foregoing, or take any action which would, or would reasonably be expected to, require public disclosure regarding any of the types of matters set forth in this Section 4;

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provided, however, that the restrictions in this Section 4 shall terminate automatically upon the earliest of (i) the announcement by the Company of a definitive agreement with respect to any Extraordinary Transaction that would result in the acquisition by any person or group of more than 50% of the Company’s outstanding Shares, (ii) the commencement of any tender or exchange offer (by a person other than the Investors or their Affiliates) which, if consummated, would constitute an Extraordinary Transaction that would result in the acquisition by any person or group of more than 50% of the Company’s outstanding Shares, where the Company files a Schedule 14D-9 (or any amendment thereto), other than a “stop, look and listen” communication by the Company pursuant to Rule 14d-9(f) promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), that does not recommend that the Company’s stockholders reject such tender or exchange offer or (iii) the adoption by the Board of any amendment to the Certificate of Incorporation or Bylaws of the Company that would reasonably be expected to substantially impair the ability of a stockholder to submit nominations for election to the Board or stockholder proposals in connection with any future Company Annual Meeting of Stockholders ((i) through (iii), collectively, a “Termination Event”). Notwithstanding anything to the contrary in this Agreement, this Agreement shall not prohibit or restrict the Nominees from exercising their rights and fiduciary duties as directors of the Company or be deemed to limit an Investor’s ability to provide its views privately to the Board or management on any matter or to privately request a waiver of any provision of this Agreement, provided that such actions are not intended to and would not reasonably be expected to require public disclosure of such actions. Further, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall prevent the Investors from making public statements regarding any Termination Event announced by or in respect of the Company, and nothing in this Agreement shall prevent the Company from responding to such statements, subject to the obligations of the parties under Section 5.

5.	Non-Disparagement.

a.	During the Restricted Period, neither an Investor nor any Investor Group Affiliate, will in any manner, directly or indirectly, make, or cause to be made, or in any way encourage any other person to make or cause to be made, any statement or announcement that is generally directed to the public or to a current or prospective stockholder, customer, employee, agent, supplier or other party to a business relationship with the Company that relates to and constitutes an ad hominem attack on, or relates to and otherwise disparages, the Company, any of its officers or directors or any person who has served as an officer or director of the Company, including: (i) in any document or report filed with or furnished to the SEC or any other governmental agency, (ii) in any press release or other publicly available format or (iii) to any journalist or member of the media (including without limitation, in a television, radio, newspaper or magazine interview), or otherwise, provided, however, that the Investor will be permitted to make reasonable objective statements that reflect the Investor’s view, as a stockholder, with respect to factual matters concerning material acts or announcements of the Company occurring after the date of this Agreement, if such statements do not constitute an ad hominem attack on, or otherwise disparage, the Company, any of its officers or directors or any person who has served as an officer or director of the Company or otherwise violate this Agreement.

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b.	The Company agrees that during the Restricted Period, neither it nor any of its controlled Affiliates will in any manner, directly or indirectly make, or cause to be made, or in any way encourage any other person to make or cause to be made, any statement or announcement that is generally directed to the public or to a current or prospective stockholder, customer, employee, agent, supplier or other party to a business relationship with the Investor that relates to and constitutes an ad hominem attack on, or relates to and otherwise disparages, any Investor, any of its members, officers or directors, including: (i) in any document or report filed with or furnished to the SEC or any other governmental agency, (ii) in any press release or other publicly available format or (iii) to any journalist or member of the media (including without limitation, in a television, radio, newspaper or magazine interview), or otherwise, provided, however, that the Company will be permitted to respond to any statements made by any Investor pursuant to the proviso in Section 5(a) with reasonable objective statements that reflect the Company’s view, if such statements do not constitute an ad hominem attack on, or otherwise disparage, such Investor, or any of its officers or directors.

c.	The limitations set forth in Sections 5(a) and 5(b) shall not prevent either party from responding to any public statement made by the other party of the nature described in Sections 5(a) and 5(b) if such statement by the other party was made in breach of this Agreement. The limitations set forth in Sections 5(a) and 5(b) shall also not prevent either party from complying with any subpoena, or other legal process, or responding to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

6.	Public Announcement.

a.	The Company shall announce this Agreement and the material terms hereof by means of a press release containing the information in the form of release attached hereto as Exhibit A (the “Press Release”) as soon as practicable but in no event later than 9:00 a.m., New York City time, on the fourth business day after the date of this Agreement.

b.	None of the Investors, any of the Investor Group Affiliates, or the Nominees shall make any public statement that is inconsistent with the Press Release or issue a press release in connection with this Agreement or the actions contemplated hereby.

c.	The Company shall promptly prepare and file no later than the fourth business day after the date of this Agreement a Form 8-K reporting entry into this Agreement and appending or incorporating by reference this Agreement and the Press Release as exhibits thereto containing the information in the form of Form 8-K items attached hereto as Exhibit B (the “Form 8-K”).

d.	The Investor Group shall promptly prepare and file following the Company’s issuance of the Press Release and filing of the Form 8-K an amendment (the “13D Amendment”) to its Schedule 13D, reporting the entry into this Agreement and amending applicable items to conform to its obligations hereunder. The 13D Amendment shall be consistent with the Press Release and the terms of this Agreement. The Investor Group shall provide the Company with reasonable opportunity to review and comment upon the 13D Amendment prior to filing, and shall consider in good faith any changes proposed by the Company.

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7.	Obligations of Investor Group Affiliates.

a.	The obligations of the Investors and representations and warranties hereunder shall be understood to apply, jointly and severally, to each of the Investors, each of the Investor Group Affiliates and each Investor agrees that it shall cause each of its controlled Affiliates and controlled Associates to abide by the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or controlled Associate.

8.	Additional Agreements.

a.	Each of the Investors agrees not to solicit or accept from a Nominee any confidential information of the Company. Each of the Investors acknowledges that the U.S. securities laws prohibit any person who has received from an issuer material, non-public information concerning such issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

b.	This Non-Disclosure Agreement entered into by the Company and the Investors on December 19, 2018 is replaced and superseded by the Non-Disclosure Agreement entered by such parties on the date hereof (the “New NDA”).

c.	Each of the Investors, on behalf of themselves and their respective heirs, estates, trustees, beneficiaries, successors, predecessors, assigns, subsidiaries, principals, directors, officers and Investor Group Affiliates (the “Investor Releasors”), hereby do remise, release and forever discharge, and covenant not to sue or take any steps to pursue or further any Proceeding against the Company or its successors, predecessors, assigns, subsidiaries, principals, directors, officers, Associates and Affiliates (the “Company Releasees”), and each of them, from and in respect of any and all claims and causes of action, whether based on any federal, state or foreign law or right of action, direct, indirect or representative in nature, foreseen or unforeseen, matured or unmatured, known or unknown, which all or any of the Investor Releasors have, had or may have against the Company Releasees, or any of them, of any kind, nature or type whatsoever, up to the date of this Agreement; provided, however, that the foregoing release shall not release any rights and duties under this Agreement or any claims or causes of action the Investor Releasors may have for the breach or enforcement of any provisions of this Agreement or the New NDA; provided, further, that nothing in the foregoing release shall diminish or adversely affect the rights of any of the Investors to assert claims, or defenses to claims, relating to the continuing rights of Mr. Tu and Mr. Luo under confidentiality and separation agreements previously entered into with the Company and any indemnification rights with respect to prior service by such Investor on the Board, which agreements and obligations remain in full force and effect.

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d.	The Company, on behalf of itself and its successors, predecessors, assigns, subsidiaries, principals, directors, officers, controlled Associates and controlled Affiliates (the “Company Releasors”), hereby do remise, release and forever discharge, and covenant not to sue or take any steps to further any Proceeding against the Investors or their respective heirs, estates, trustees, beneficiaries, successors, predecessors, assigns, subsidiaries, principals, directors, officers, Associates and Affiliates (the “Investor Releasees”), and each of them, from and in respect of any and all claims and causes of action, whether based on any federal, state or foreign law or right of action, direct, indirect or representative in nature, foreseen or unforeseen, matured or unmatured, known or unknown, which all or any of the Company Releasors have, had or may have against the Investor Releasees, or any of them, of any kind, nature or type whatsoever, up to the date of this Agreement; provided, however, that the foregoing release shall not release any rights and duties under this Agreement or any claims or causes of action the Company Releasors may have for the breach or enforcement of any provisions of this Agreement; provided, further, that nothing in the foregoing release shall diminish or adversely affect the rights of any of the Company Releasors to assert claims, or defenses to claims, relating to the continuing obligations of Mr. Tu and Mr. Luo under (i) confidentiality and separation agreements previously entered into with the Company, and (ii) fiduciary duties, if any, owed to, the Company with respect to information received by such parties prior to the date of their respective separations, which agreements and obligations remain in full force and effect.

9.	Definitions. For purposes of this Agreement:

a.	The terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under Exchange;

b.	The term “Representative” means, as to any person, such person’s Affiliates, and its and their respective directors, officers, employees, managing members, general partners, agents, and consultants (including attorneys, financial advisors, and accountants) in the case of the Company, having the authority to act on the Company’s behalf;

c.	The terms “beneficial owner” and “beneficially own” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act except that a person shall also be deemed to be the beneficial owner of all Shares which such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to the exercise of any rights in connection with any securities or any agreement, arrangement or understanding (whether or not in writing), regardless of when such rights may be exercised and whether they are conditional, and all Shares which such person or any of such person’s controlled Affiliates or controlled Associates has or shares the right to vote or dispose; and

d.	The terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

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10.	Expenses. All attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses; provided that the Company will reimburse the Investor Group for its reasonable, documented out-of-pocket legal costs incurred in connection with the Agreement, including in connection with the nomination and appointment of the Nominees pursuant to Section 3, up to a maximum aggregate amount of $25,000; provided, further, that such maximum aggregate reimbursement amount shall increase to $100,000 if, within ninety (90) days of the date of this Agreement, the Investor Group, any Investor or any Investor Group Affiliate provides the Company with financing in an amount equal to at least the lesser of (i) $2,000,000 or (ii) the dollar value of the maximum number of Shares that could be issued without such issuance being a “20% Issuance” as such term is defined under Rule 5635(d)(1)(B) of the Rules of the Nasdaq Stock Market; provided, further, that if the financing provided by the Investor Group, any Investor or any Investor Group Affiliate requires the approval of the Company’s stockholders pursuant to the Rules of the Nasdaq Stock Market or otherwise, such maximum aggregate reimbursement amount shall be $100,000 if such financing is provided within five (5) business days of the date of the meeting of stockholders to approve such financing.

11.	Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile, email, or other electronic delivery (with oral or written confirmation of receipt) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses set forth on the signature pages to this Agreement (or to such other address that may be designated by a party from time to time in accordance with this Section 10).

12.	Specific Performance; Choice of Law; Forum.

a.	This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the choice of law principles of such state. Each party irrevocably and unconditionally consents to the exclusive institution and resolution of any Proceeding of any kind or nature with respect to or arising out of this Agreement brought by any party in the Chancery Court of the State of Delaware and the appellate courts thereof. Each party irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of this agreement in such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum. The parties agree that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suits on the judgment or in any other manner provided by law. The parties agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof. In furtherance and not in limitation of Section 11(b) or Section 11(c), the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Furthermore, each of the parties hereto (i) irrevocably waives the right to trial by jury and (ii) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief.

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b.	Notwithstanding any other Section in this Agreement and without limiting any other remedies the Company may have in law or equity, in the event that an Investor (or any Investor Group Affiliate) fails to perform or otherwise fulfill its obligations set forth in Section 4 or Section 5 hereof in any material respect, and shall not have remedied such failure or non-fulfillment, if capable of being remedied or fulfilled, within three (3) business days following written notice from the Company of such failure or non-fulfillment, the Company shall not be required to perform or fulfill its obligations set forth in Sections 3, 4 or 5.

c.	Notwithstanding any other Section in this Agreement and without limiting any other remedies the Investor Group or any Investor may have in law or equity, in the event that the Company fails to perform or otherwise fulfill its obligations set forth in Sections 3, 5 and 6 hereof in any material respect, and shall not have remedied such failure or non-fulfillment, if capable of being remedied or fulfilled, within three (3) business days following written notice from the Investor Group of such failure or non-fulfillment, the Investor Group shall not be required to perform or fulfill its obligations set forth in Sections 4, 5 or 6.

13.	Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

14.	Termination. This Agreement shall terminate on the date of the 2020 Annual Meeting.

15.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement and shall become a binding agreement when a counterpart has been signed by each party and delivered to the other party, thereby constituting the entire agreement among the parties pertaining to the subject matter hereof. Signatures of the parties transmitted by facsimile, PDF, jpeg, .gif, .bmp or other electronic file shall be deemed to be their original signatures for all purposes and the exchange of copies of this Agreement and of signature pages by facsimile transmission, PDF or other electronic file shall constitute effective execution and delivery of this Agreement as to the parties.

16.	No Third-Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons. No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, and any assignment in contravention hereof shall be null and void.

17.	No Waiver. No failure or delay by either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial waiver thereof preclude any other or further exercise thereof or the exercise of any other right or remedy hereunder.

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18.	Entire Understanding. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto other than the continuing obligations of the parties under the New NDA and of Mr. Tu and Mr. Luo under (a) confidentiality and separation agreements previously entered into with the Company, and (b) fiduciary duties, if any, owed to, the Company with respect to information received by such parties prior to the date of their respective separations, which agreements and obligations remain in full force and effect.

19.	Interpretation and Construction.

a.	The Company acknowledges that its Board is bound by the obligations of the Company under this Agreement.

b.	Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date hereof.

INVESTORS:

/s/ Gina Huang
Gina Huang (Mei-Yun Huang)

JAG INTERNATIONAL, LTD.

By:	/s/ Gina Huang
Name:	Gina Huang (Mei-Yun Huang)
Title:	General Partner

BRILLIANT START ENTERPRISES, INC.

By:	/s/ Gina Huang
Name:	Gina Huang (Mei-Yun Huang)
Title:	General Partner

/s/ Jiangang Luo
Jiangang Luo

CLEANTECH GLOBAL LTD.

By:	/s/ Jiangang Luo
Name:	Jiangang Luo
Title:	Managing Partner

/s/ James Tu
James Tu

[Signature Page to Agreement]

5 ELEMENTS GLOBAL FUND L.P.

By:	/s/ James Tu
Name:	James Tu
Title:	Managing Partner

/s/ Yeh-Mei Hui Cheng
Yeh-Mei Hui Cheng

COMMUNAL INTERNATIONAL, LTD.

By:	/s/ Yeh-Mei Hui Cheng
Name:	Yeh-Mei Hui Cheng
Title:	Authorized Representative

5 ELEMENTS ENERGY EFFICIENCY LIMITED

By:	/s/ Yeh-Mei Hui Cheng
Name:	Yeh-Mei Hui Cheng
Title:	Authorized Representative

Address for All Investors:
1 Bridge Plaza North, #275
Fort Lee, NJ 07024
Attention: James Tu

[Signature Page to Agreement]

COMPANY:

ENERGY FOCUS, INC.

By:	/s/ Theodore L. Tewksbury III
Name:	Theodore L. Tewksbury III
Title:	Chairman, Chief Executive Officer and President

Address:
32000 Aurora Road, Suite B
Solon, Ohio 44139

[Signature Page to Agreement]

Exhibit A

[PRESS RELEASE]

Energy Focus Names New Independent Directors to Board

SOLON, Ohio, February XX, 2019 — Energy Focus, Inc. (NASDAQ:EFOI), a leader in advanced LED retrofit technologies, today announced that it has appointed two new independent directors, Jennifer Y. Cheng and Geraldine McManus, to its Board of Directors.

The appointments were made pursuant to an agreement entered into with the investor group, which holds a 17.6% ownership position in the company, comprised of Gina Huang, Brilliant Start Enterprise, Inc., Jag International, Ltd., Jiangang Luo, Cleantech Global Ltd., James Tu, 5 Elements Global Fund L.P., Communal International, Ltd., Yeh-Mei Hui Cheng, and 5 Elements Energy Efficiency Limited. The new independent directors were proposed by the investor group and approved by the Energy Focus Board. Ms. Cheng and Ms. McManus will also serve as members of the Nominating and Corporate Governance Committee of the Board.

“We value input from all of our stockholders,” said Dr. Ted Tewksbury, Chairman, Chief Executive Officer and President of Energy Focus, Inc., “and look forward to the industry and business expertise that Ms. Cheng and Ms. McManus will bring to our Board.”

James Tu, representing the investor group, said, “The appointment of these new directors will provide additional insights and valuable expertise to Energy Focus. We are pleased to have worked constructively with Energy Focus to reach this agreement, which we believe will further strengthen the Board of Directors and enhance value for stockholders.”

Glenda Dorchak, who has served as an Energy Focus director since June 2015, including as the chair of its Nominating and Corporate Governance Committee and most recently as the chair as its Compensation Committee, has announced that she will step down from the Board. “Given the perspective and commitment these new directors bring to the Board and my intention not to continue on the Board following this year’s annual meeting, I am stepping down now in support of a smaller Board that is more appropriate for the company’s operational scale,” Ms. Dorchak said. “I wish the company and its associates all the best as it continues to execute on its strategic priorities.”

Dr. Ted Tewksbury commented “We are extremely grateful to Glenda for her devotion to Energy Focus during her term.  Her extensive executive, technology industry and board governance expertise has been invaluable and we wish her well in her continued role as a board member of other organizations.”

New Directors

[INSERT BIOS]

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About Energy Focus

Energy Focus is an industry-leading innovator of energy-efficient LED lighting technology. As the creator of the first UL-verified flicker-free LED products, Energy Focus’ products provide extensive energy and maintenance savings, as well as safety, health and productivity benefits over conventional lighting. Our customers serve the commercial, industrial, healthcare, education and military markets.

Energy Focus is headquartered in Solon, Ohio. For more information, visit our website at www.energyfocus.com.

Forward Looking Statements

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, these statements can be identified by the use of words such as “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will,” “should,” “could,” “would” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts and include statements regarding our current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, capital expenditures and the industry in which we operate. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this release. We believe that important factors that could cause our actual results to differ materially from forward-looking statements include, but are not limited to: (i) our history of operating losses and our ability to effectively implement cost-cutting measures and generate sufficient cash from operations or receive sufficient financing, on acceptable terms, to continue our operations; (ii) our reliance on a limited number of customers, in particular our historical sales of products for the U.S. Navy, for a significant portion of our revenue, and our ability to maintain or grow such sales levels; (iii) the entrance of new competitors in our target markets; (iv) general economic conditions in the United States and in other markets in which we sell our products; (v) our ability to implement and manage our growth plans to diversify our customer base, increase sales, and control expenses; (vi) our ability to increase demand in our targeted markets and to manage sales cycles that are difficult to predict and may span several quarters; (vii) the timing of large customer orders and significant expenses, and fluctuations between demand and capacity, as we invest in growth opportunities; (viii) our dependence on military maritime customers and on the levels of government funding available to such customers, as well as funding resources of our other customers in the public sector and commercial markets; (ix) market acceptance of LED lighting technology; (x) our ability to respond to new lighting technologies and market trends, and fulfill our warranty obligations with safe and reliable products; (xi) any delays we may encounter in making new products available or fulfilling customer specifications; (xii) our ability to compete effectively against companies with greater resources, lower cost structures, or more rapid development efforts; (xiii) our ability to protect our intellectual property rights and other confidential information, and manage infringement claims by others; (xiv) the impact of any type of legal inquiry, claim, or dispute; (xv) our reliance on a limited number of third-party suppliers, our ability to obtain critical components and finished products from such suppliers on acceptable terms, and the impact of our fluctuating demand on the stability of such suppliers; (xvi) our ability to timely and efficiently transport products from our third-party suppliers to our facility by ocean marine channels; (xvii) our ability to successfully scale our network of sales representatives, agents, and distributors to match the sales reach of larger, established competitors; (xviii) any flaws or defects in our products or in the manner in which they are used or installed; (xix) our compliance with government contracting laws and regulations, through both direct and indirect sale channels, as well as other laws, such as those relating to the environment and health and safety; (xx) risks inherent in international markets, such as economic and political uncertainty, changing regulatory and tax requirements, currency fluctuations and potential tariffs and other barriers to international trade; (xxi) our ability to attract and retain qualified personnel, and to do so in a timely manner; and (xxii) our ability to maintain effective internal controls and otherwise comply with our obligations as a public company and under Nasdaq listing standards.

Contacts:

Jerry Turin

Chief Financial Officer

Energy Focus, Inc.

ir@energyfocus.com

Jim Fanucchi
Darrow Associates, Inc.
ir@energyfocus.com

A-2

Exhibit B

[FORM 8-K]

Item 1.01	Entry into a Material Definitive Agreement.

On February 21, 2019, Energy Focus, Inc. (the “Company”) entered into an agreement (the “Agreement”) with the investor group comprised of Gina Huang, Brilliant Start Enterprise, Inc., Jag International, Ltd., Jiangang Luo, Cleantech Global Ltd., James Tu, 5 Elements Global Fund L.P., Communal International, Ltd., Yeh-Mei Hui Cheng, and 5 Elements Energy Efficiency Limited, which holds a 17.6% ownership position in the Company (the “Investor Group”), providing for the appointment of two new independent directors to the Board of Directors (the “Board”). The new independent directors, Jennifer Y. Cheng and Geraldine McManus, were proposed by the Investor Group and approved by the Board and will join the six currently serving directors. Ms. Cheng and Ms. McManus will also serve as members of the Nominating and Corporate Governance Committee of the Board. Ms. Cheng is the daughter of Yeh-Mei Hui Cheng.

Under the Agreement, the Company agreed to (i) increase the size of the Board by one member; (ii) appoint Ms. Cheng and Ms. McManus to the Board for the term ending at the annual meeting of stockholders to be held in 2019 (the “2019 Annual Meeting”) and nominate Ms. Cheng and Ms. McManus for election as director to the Board at the 2019 Annual Meeting; (iii) recommend that the Company’s shareholders vote in favor of the election of Ms. Cheng and Ms. McManus; and (iv) solicit proxies for the election of Ms. Cheng and Ms. McManus at the 2019 Annual Meeting.

The Investor Group agreed to comply with customary standstill provisions and the parties agreed to customary non-disparagement provisions. These provisions terminate on the earlier of (i) sixty calendar days prior to the start of the Company’s advance notice period for the nomination of directors for election at the 2020 annual meeting of stockholders under the Company’s bylaws and (ii) the occurrence of a Termination Event (as such term is defined in the Agreement). In addition, the parties agreed to the release and discharge of certain claims. The Agreement will terminate on the date of 2020 annual meeting of stockholders.

The above summary is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 21, 2019, the Board increased the size of the Board by one member and appointed Ms. Cheng and Ms. McManus to the Board for the term ending at the 2019 Annual Meeting and agreed to nominate Ms. Cheng and Ms. McManus for election as director to the Board at the 2019 Annual Meeting. Ms. Cheng and Ms. McManus will also serve as members of the Nominating and Corporate Governance Committee of the Board.

The Board also approved the following compensation for the Company’s non-employee directors, including Ms. Cheng and Ms. McManus: (a) an annual cash retainer of $24,000 and (b) restricted stock units having an annual grant date value of $33,300 vesting over a one-year period, in each case pro-rated for service of a partial term. Ms. Cheng and Ms. McManus will each also receive a $4,000 cash retainer for serving as a member of the Nominating and Corporate Governance Committee.

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Also on February 21, 2019, Glenda Dorchak resigned from the Board.

A copy of the press release issued by the Company announcing these changes is filed as Exhibit 99.1 to this Current Report on Form 8-K.

The information set forth above under Item 1.01 is incorporated by reference under this Item 5.02.

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Item 7.01	Regulation FD Disclosure.

On February XX, 2019, the Company issued a press release announcing its agreement with the Investor Group. The full text of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)        Exhibits.

10.1	Agreement dated February 21, 2019 entered into by Energy Focus, Inc. and the Investor Group

99.1	Press Release of Energy Focus, Inc., dated February XX, 2019

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